Exhibit 99.1

     Microbiome-Empowered Therapeutics                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                            © 2022 Biomica LTD. All rights reserved.  Dr. Elran Haber, CEO  January 2022

  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries, including Biomica Ltd. (“Biomica”) (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For these statements, Biomica claims the protection of the safe harbor for forward-looking statements contained in the PSLRA and other securities laws. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Biomica and Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Biomica's and Evogene's control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information it files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors.”    Forward-looking statement   All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirely by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Biomica and Evogene disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.    The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene. The trademarks included herein are the property of the ownersthereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

 An emerging biopharmaceutical company with cutting edge computational capabilities to develop the most optimized microbiome-based therapeutics.  Rooted in excellence  We are Biomica    Drug candidates identified and designed with PRISM – a proprietary computational platform combining AI capabilities with big data.  Optimized discovery, design & development, resulting in best-in-class pharmaceuticals.Precise & efficient – from concept to clinical trials in only 3 years.  Subsidiary of Evogene Ltd. (NASDAQ, TASE: EVGN), a pioneer in the field of applied computational predictive biology, creating next-generation life sciences products.  Breakthrough platform  Spearheading the future

 Our Mission  Current programs:  Gastrointestinal (GI) related disorders  Antimicrobial resistance (AMR)  Showing promise in immune-mediated & infectious diseases  Immuno-oncology  To discover & develop novel therapies formicrobiome-related human disorders. We utilize computational predictive biology to provide new therapeutic modalities for high-value, unmet medical needs.

 10  14  microbesin thehuman body  Trillions of microorganisms live in & on our bodiesPlay an essential role in various daily bodily functionsMicrobiome diversity is associated with health & wellbeing  Harnessing the human microbiome

Right field, right time

Industry

Multi $Bn
market opportunity

More than $4Bn
invested in microbiome companies since 2014

Record high investments
In microbiome companies

70% CAGR

2018 → 2024



Areas of focus



6%
7%
8%
44%
35%

Most candidates are still in the discovery & preclinical stages; Increasing number advancing to clinical stage (Ph. II/III)

- Dermatology (8%)
- CNS (7%)
- Other (6%)
- **GI-related disorders (44%)**
- **Cancer & Immune-mediated Diseases (35%)**

Key Players

Big pharma

Johnson & Johnson, Merck, Roche, Ferring Pharmaceuticals, Takeda, Nestlé Health Science

Prominent VCs

OrbiMed, Seventure, Flagship Pioneering

Active companies

Finch Therapeutics, Seres, Vedanta Biosciences, Evelo

Sources:
BCC Research (2017) – Human Microbiome-based Drugs and Diagnostics Market SVB – Emerging Healthcare: Microbiome Investment Trends Aug 2017)

https://www.microbiometimes.com/the-microbiome-biotech-landscape-an-analysis-of-the-pharmaceutical-pipeline/

 The microbiomeis flourishing  Right field, right time  A clinical promisecomes true  Positive phase 3 clinical data shows strong validation of microbiome therapeutics.  Aug 10, 2020  June 19, 2020  11 September 2020  17 June, 2021  26 January, 2021  2 July, 2021  30 November, 2020

 Fecal Microbiota Transplantation (FMT)                    Single-strain method                    Multi-strain rationally-designed Live biotherapeutic products (LBPs)                                  ** Better safety due to fewer & carefully selected entities  * Higher efficacy due to multiple carefully selected MoAs   Limitations of common approaches                          Number of microbial entities  QC  Scalability  Druggability  Patentability  COGS  Targeted multiple functions composition  Potency*  Safety**   Fully addressed Partial addressed Not addressed

Finding the optimal combination of microbes is complex

To develop **best-in-class drugs**, one must find, select, and combine **only the most suitable microbes** from the thousands of strains in our bodies.

Each method has its own set of challenges

Biological method:
Healing the sick by comparing them to the healthy

- Slow & exhausting
- Limited by small data
- Like finding needle in the hay



Computational method:
Using AI to find the key microbes

- Lack of proper tools & datasets
- Poor ability to gain valuable insights

9

       Computational, targeted& function-based drug design  Modulatinga patient’s microbiome  Computational predictive biology platform  Function-baseddrug design process  The approach:                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                              2  1  3

1

Modulating a patient's microbiome

Infections caused by multi-drug resistant bacteria

Elimination

Selective targeting via small molecules, peptide(s)



Chem Pass AI
Initial state:
Dysbiosis
Reduced diversity
Loss of beneficial microbes
Opportunist's expansion
Desired state:
Homeostasis
(balance)
Micro Boost AI
Prism
Microbiome target disocvery

Immuno-oncology or GI disorders

Supplementation

Adding beneficial bacteria

11

     Computational predictive biology platform  Proprietary computational algorithms utilized to mine data  Big data  $$$tens of millions of dollars invested  Validationthrough collaborations with industrial leaders & internal results  Proven, robust data integration, analysis & prediction  Databases generated via data integration capabilities  Biology  AI      2    20 yearsof experience

Prism
Microbiome target discovery

Holistically determining the best strains for the patient

2

Computational predictive biology platform

Patients' microbiome:
Identifies the strains present & the functions they perform

- Strain identifier
- Function finder
- Strain-function allocator

Patients' genetic & clinical data:
Examining the patient's clinical data & genomic data

- Clinical data
- Human genomics
- Consolidator

Analysis, integration & prioritization

Computational & researcher-guided selection of candidate microbes

Drug

13

     Function based drug design process  3    An emphasis on microbial function  The optimal combination  PRISM allows high resolution analysis to rationally design therapeutics based on microbial functions*.This differentiates Biomica from current practices.  Up to 4 bacterial strains are carefully-selected, based on their functions, which may work across several complementary mechanisms.  *  Functions:Genetic elements (e.g. genes, operons, pathway, plasmids) and/or their biosynthetic products (e.g. metabolites, proteins, enzymes)  Current practices  Biomica  Name: DX13756Functional profile:Fully mappedContribution to functions of interest 9/10Modes of actions affected: 5/5Overall score: 9.75  Name: DX13756Functional profile:Fully mappedContribution to functions of interest 9/10Modes of actions affected: 5/5Overall score:                  Minimum no. of microbial strainsMaximumrelevant & complementary functionsOptimal therapeutic impact

    Fully addressed Partial addressed Not addressed     Fully addressed Partial addressed Not addressed    Fecal Microbiota Transplantation (FMT)                    Single-strain method                    Multi-strain rationally-designed LBPs                    Biomica’s rationally-designed LBPs                    ** Better safety due to fewer & carefully selected entities  * Higher efficacy due to multiple carefully selected MoAs   Biomica’s optimal therapeutic outcome                          Number of microbial entities  QC  Scalability  Druggability  Patentability  COGS  Targeted multiple functions composition  Potency*  Safety**

The pipeline

	Program	Indication / Target	Discovery	Preclinical	Phase 1 / POC	Phase 2	Approach
Immuno-oncology	BMC128	Combination Therapy with ICI* for Solid Tumors					
GI-related disorders	BMC333	IBD					
	BMC426	IBS					
Antimicrobial resistance (AMR)	BMC202	C. difficile Infection					
	TBD**	MRSA Infection					

* Immune checkpoint inhibitors
**Biomica in collaboration with Nobel Prize Laureate Prof. Ada Yonath at Weizmann Institute of Science to develop a selective treatment for MRSA infection.

Live biotherapeutics
Small-molecule

16

 Cancer immunotherapy  1  Response to immunotherapy through specific bacterial functions   * Based on Biomica’s computational analysis  Responders  Non-responders  SCFA productionInflammation Mucin turnover Innate immunity APC activityCD8+/CD4+ activityMethanogenesis      Induction  Suppression

       POC in humans  1  Modulating gut microbiome improves cancer treatment  www.sciencemag.org/news/2019/04/fecal-transplants-could-help-patients-cancer-immunotherapy-drugs    Cancer immunotherapy  …Now, another potential therapy is being tested in clinical studies: fecal transplants. Early results from two groups described at the annual meeting of the American Association for Cancer Research (AACR) here this week suggest some patients who initially did not benefit from immunotherapy drugs saw their tumors stop growing or even shrink after receiving a stool sample from patients for whom the drugs worked...…One unresolved question is exactly which microbes help ramp up the desired immune activity…  “  “

 www.science.org/doi/10.1126/science.abf3363  POC in humans  1  Modulating gut microbiome improves cancer treatment  www.science.org/doi/10.1126/science.abb5920  Cancer immunotherapy  Reports  Clinical Trials

1 Cancer immunotherapy

Combination therapy

Initial focus on solid tumors: Lung cancer (**NSCLC**), renal cell carcinoma (**RCC**), and **melanoma.**
Biomica aims to **improve clinical response** to ICI through immunomodulating combination therapy.

Consortium	Micro-organism	Microbial component / function					Host response						Interactions with other micro-organisms	
		Cell envelope component	SCFA production	Lactate production	Flagella	Mucin degradation	Dendritic cell activation and TH1 response	CD4/8 activation	NF-kB activation	TLR activation	TNFa	Gut health	Consortium members	General gut residents
BMC 121	BMCS111	■	■	■		■		■	■	■	■	■	■	■
	BMCS114		■		■	■		■	■	■		■		■
	BMCS115	■	■			■		■	■	■		■	■	
	BMCS117	■					■		■	■	■			

Consortium	Micro-organism	Microbial component / function					Host response					Interactions with other micro-organisms	
		Cell envelope component	SCFA production	Lactate production	Flagella	Mucin degradation	Dendritic cell activation and TH1 response	CD4/8 activation	NF-kB activation	TLR activation	Gut health	Consortium members	General gut residents
BMC 127	BMCS111	■	■				■	■	■	■	■	■	■
	BMCS114	■				■				■	■		
	BMCS115		■		■			■	■	■	■	■	■
	BMCS117	■		■			■			■			■



BMC128

Next gen. optimized consortia
A new combination providing the selected microbial functions
& presenting higher likelihood for survival in GI.

20

   1  Cancer immunotherapy  Control  The study indicates that pre-treatment with BMC128 conditions the immune system & primes it for an efficient anti-tumor response.  BMC128 administered prior to and in combination with anti-PD1  significantly improved anti-tumor activity   * BMC 128 - Comprised of 4 live bacterial strains derived from BMC121 and BMC127    8 September, 2020  Anti-PD1  BMC-128+ Anti-PD1  Pre-tx BMC-128 + Anti-PD1  100%  0%  50%  Sacrificed during the studySurvived the study      Pre-tx BMC-128 + Anti-PD1  Anti-PD1  100%  0%  50%  PDSD      CRPR      ORR (CR+PR): 23.5% vs 34.8%   48% increase in responders  Recist  Survival Rate

1
Cancer immunotherapy

BMC128 demonstrating
efficacy against melanoma

BMC128 significantly enhanced anti-tumor activity, resulting in an increased response of melanoma tumors to anti-PD1

BMC128 demonstrates **increased** Objective Response Rate (**ORR**)

No response in the Anti-PD1 group


RECIST
100%
50%
0%
Control (untreated)
Anti-PD1
BMC-128 + Anti-PD1
PD
SD
CR
PR


Tumor volume
3
2
1
0
*
***
***
Day (post tumor inoculation)
Control (untreated)
Anti-PD1
BMC128 + Anti-PD1


CISION
PR Newswire
13 April, 2021

Biomica Announces Positive Pre-Clinical Results, Demonstrating Efficacy of BMC128 in Melanoma

USA - English

Biomica's live biotherapeutic drug candidate, BMC128, significantly increased anti-tumor activity in combination with Immune Checkpoint Inhibitors in Melanoma. First-in-human, proof of concept study expected later this year

These results demonstrate **the potential applicability of BMC128 and its relevance to treating multiple types of solid tumors.**

22

1
Cancer immunotherapy

Advancing into the **clinical phase**

- BMC128 consists of **4 live bacterial strains**.
- Results demonstrated a significant **reduction of tumor volume**, and **increased animal survival** compared to anti-PD1 therapy alone.
- **MoA is immune mediated** – Increased tumor inflammation & infiltration of T lymphocytes and NK cells.
- Potential applicability in the treatment **various types of solid tumors**.


CISION
PR Newswire
13 October, 2020

Biomica Announces Initiation of Large-Scale Production of Live Bacterial Product (LBP) Candidate Consortium in its Immuno-Oncology Program

USA - English

The company is advancing to scale-up and GMP batch production, to support anticipated first-in-man proof-of-concept clinical trials next year

Biomica completed large-scale GMP-production of BMC128 to support its **first-in-human** proof of concept clinical study, expected in early **2022**

23

2

GI-related disorders

IBS & IBD



Irritable bowel syndrome (IBS)*

A common intestinal functional disorder, group of symptoms: Abdominal pain, constipation or diarrhea, bloating, gas & diarrhea.

Inflammatory bowel disease (IBD)

A group of inflammatory conditions of the colon and small intestine (Crohn's disease, ulcerative colitis & pouchitis).

*In collaboration with The University of North Carolina (UNC) at Chapel Hill

Both clearly related to the microbiome

Biomica pushes the barriers posed by existing therapies by addressing the **underlying cause of the disorder, rather than the symptoms**.

https://www.grandviewresearch.com/industry-analysis/irritable-bowel-syndrome-ibs-treatment-market

https://www.grandviewresearch.com/industry-analysis/inflammatory-bowel-disease-ibd-treatment-market

IBS (40M)
IBS-D (16M)
IBS-C (14M)
IBS-M (9M)

IBD (3M)
Crohn's disease (2M)
Ulcerative colitis (1M)
Pouchitis (150K)



43M
Patients Est.

IBS ($1.5Bn)

IBD ($19.2Bn)



20.7Bn
USD

24

2 GI-related disorders



Established role for microbiome in IBD etiology

A state of inflammation is associated with reduced richness of microbial taxa and functions

> Gastroenterology. 2017 Feb;152(2):327-339.e4. doi: 10.1053/j.gastro.2016.10.012. Epub 2016 Oct 18.

Roles for Intestinal Bacteria, Viruses, and Fungi in Pathogenesis of Inflammatory Bowel Diseases and Therapeutic Approaches

R Balfour Sartor [1], Gary D Wu [2]

Affiliations

1. Departments of Medicine, Microbiology and Immunology, University of North Carolina at Chapel Hill, Chapel Hill, North Carolina. Electronic address: rbs@med.unc.edu.
2. Division of Gastroenterology, Perelman School of Medicine, the University of Pennsylvania, Philadelphia, Pennsylvania. Electronic address: gdwu@mail.med.upenn.edu.

PMID: 27769810 PMCID: PMC5511756 DOI: 10.1053/j.gastro.2016.10.012

BMC333

Optimized drug candidate derived from Biomica's drug candidates BMC321 and BMC322

Aimed to reduce inflammation for treating IBD

> Curr Treat Options Gastroenterol. 2015 Mar;13(1):105-20. doi: 10.1007/s11938-014-0042-7.

Therapeutic Manipulation of the Microbiome in IBD: Current Results and Future Approaches

Jonathan J Hansen [1], R Balfour Sartor

Affiliation

1. Department of Medicine, University of North Carolina at Chapel Hill, CB 7032, Chapel Hill, NC, 27599, USA, jjhansen@med.unc.edu.

PMID: 25595930 PMCID: PMC4364996 DOI: 10.1007/s11938-014-0042-7

Drug comprised of 4 bacterial strains, detected through Biomica's proprietary computational functional genomic analysis platform.

Strains selected for their anti-inflammatory functions, complement each other and target both immunocytes and intestinal mucosal cells.

Each strain supports growth and metabolism of other strains, along with favorable gut resident bacteria.

1. pubmed.ncbi.nlm.nih.gov/27769810/
2. pubmed.ncbi.nlm.nih.gov/25595930/

25

 2  GI-related disorders  reduce inflammation in a DSS-treated mouse model*  BMC321 & BMC322 indicate to  Severe inflammation (% of total number of mice): Control - 43% VS. BMC322- 10%  DSS only  100%  0%  50%  SevereMild-moderate      Inflammation statusDay 7 of DSS treatment  DSS + BMC322  3000  0  2000  1000  Lipocalin (ng/g stool)  Days  UntreatedDSS only      DSS + BMC321DSS + BMC322      1  4  6  7  Gut inflammation level During DSS treatment  %mice  * Preliminary results  Days  7  14  21  0          AB  DSS  END                C57bl/6J(SPF)  BMC321 / BMC322; 3XW dosing

 2  GI-related disorders  BMC333 reduce tissue damage due to inflammation  Study design for testing the anti-inflammatory effect of BMC333 in DSS-induced colitis murine model.  Disease severity along study evaluated by Disease Activity Index (DAI) combined score following DSS administration in BMC333-treated and untreated groups.  Mean histological score  2  0  1.5  0.5  1  2  0  1.5  0.5  1  8  0  6  2  4  Erosions  Crypt_loss  Sum_Score  Histological evaluation from H&E staining of mice colon sections after DSS administration in BMC333-treated and untreated groups.  WT mice (SPF)  8  14  15  1          End  BMC3333XW  DSS2%  control (naïve)    DSS only      BMC333  Combined score  control (naïve)    DSS only      1  6  11  15  4  8  13  10  0  7.5  5  2.5  BMC333  BMC333x3/wk  DSS2%  p-value (day 15) <0.05    ***  ***  **        *

3 Antimicrobial resistance (AMR)

Targeting multi-drug resistant bacterium while preserving healthy gut microbiome

C. difficile infection (CDI)

Most common hospital-acquired infections (Over 600,000 a year).

Increasing cause of morbidity and mortality.

Developing a selective anti-bacterial agent designed to inhibit the C. difficile toxin.

Due mostly to hospitalization, the economic cost of CDI (est.) **$5.4Bn**

MRSA infection

A collaboration between Biomica and the Nobel Prize Laureate **Prof. Ada Yonath** at the Weizmann Institute of Science.

In-licensed IP and knowhow generated by Prof. Ada Yonath.

Cause to tens of thousands of annual cases of mortality in the US.



MRSA market in 2025 (est.) **$3.9Bn**

* www.prnewswire.com/news-releases/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-reach-over-us-39-billion-by-2025-upsurge-in-the-consumption-of-antibiotics-across-the-globe-to-fuel-market-growth-observes-transparency-market-research-676949593.html

* Desai et al. BMC Infectious Diseases (2016) 16:303; Toxins 2016, 8, 134

28

 Upcoming advancements  The potential for future drugs  Predictions for patients’ response to ICI    Responder          Non-responder  Responder  Responder  Responder      Non-responder

An experienced management team



Elran Haber, PhD, MBA
CEO

Previously served as the CEO of Therapix Biosciences (Nasdaq, TASE: TRPX), leading the company to a successful IPO on Nasdaq and advancing the Company's programs to clinical stage. Spent more than 10 years as Chairman and board member of several privately held, and publicly traded companies. Served in senior executive roles in various life science companies and a private investment firm. Holds a PhD in Pharmaceutical Science and an MBA in Finance & Financial Engineering, both from The Hebrew University of Jerusalem, Israel.



Prof. Yehuda Ringel
CSO

Chief of the Gastroenterology and Hepatology Division of the Meir Medical Center in Israel; Professor of Medicine at Chapel Hill, North Carolina and is affiliated with University of North Carolina Hospitals.
Has more than 30 years of diverse experiences, especially in Gastroenterology and translational research, and is an expert on IBS and functional motility disorders; Recipient of several prestigious awards. MD from Technion Institute of Technology, Israel.



Shiri Meshner, PhD
VP of Research & Development

Previously served as the head & principal investigator of the Dead Sea microbiology lab in the Dead Sea-Arava Science Center.
Spent over 5 years working in the pharma industry both in the US and in Israel (OSI pharmaceuticals and Teva pharmaceuticals). Holds a PhD in systems microbiology from the Department of Physics of Complex Systems at The Weizmann Institute.



Eyal Partuk
VP Finance

10 years experience in corporate finance, public and private companies. Spent the last years as the CFO of a start-up company – involvement in over $200M private fundraising.
Certificated CPA – Hebrew University of Jerusalem.
Ernst & Young alumnus.

Board of directors



Ofer Haviv
Chairman

Mr. Ofer Haviv serves as Evogene's (Nasdaq: EVGN) President and CEO since of late 2004.



Doron Ben Ami
Director

Mr. Doron Ben Ami is a highly experienced executive with a successful track record of more than 20 years of in the Pharma industry.



Kinneret Savitsky, PhD
Director

Dr. Kinneret Livnat-Savitzky is the CEO and board member of FutuRx Ltd (OrbiMed, J&J Innovation and Takeda's accelerator), Kinneret has over 25 years of experience in senior leadership positions in the biopharmaceutical industry.

evogene

Lundbeck MSD

FutuRx compugen

30

World-class scientific advisory board & advisors



Prof. Yehuda Ringel

Chief Division of Gastroenterology and Hepatology at Meir Medical Center, Israel. Professor of Medicine at Chapel Hill, North Carolina and is affiliated with University of North Carolina Hospitals.



Prof. Willem M De Vos

Professor and Chair of Microbiology at Wageningen University, the Netherlands and Professor of Human Microbiomics at the University of Helsinki, Finland.



Prof. R. Balfour Sartor

Serves as the Midget Distinguished Professor of Medicine, Microbiology and Immunology and Director of the Multidisciplinary IBD Center at the University of North Carolina, Chapel Hill.



Prof. James Versalovic

Pathologist-In-Chief at Texas Children's Hospital and Director of Texas Children's Microbiome Center, Professor and Vice Chair of Pathology & Immunology at Baylor College of Medicine.



Prof. David Rubin

Section chief of gastroenterology, hepatology, and nutrition at University of Chicago Medicine. Chair-elect of the National Scientific Advisory Committee of the Crohn's and Colitis Foundation.



Dr. Ravid Straussman

Principle investigator of the Tumor microenvironment, tumor microbiome and resistance to anti-cancer therapy lab at the Weizmann Institute of Science, Israel.

31

A phase 1, open-label study to evaluate the safety and tolerability of BMC128 in combination with anti-PD-1 in patients with non-small cell lung cancer (NSCLC), melanoma or renal cell carcinoma (RCC).  are to explore efficacy variables in response to combined treatment with BMC128 and anti PD-1.  Exploratory objectives  POC first-in-human clinical trial to be initiated early 2022  expected to be enrolled in this phase I trial.  12-15 Patients   of the BMC128 and anti PD-1 combination will be investigated as primary objective.  Safety & tolerability  is the expected start of this study, in a leading medical center in Israel.  Q1 2022

 Human microbiome-based therapeutics is a rapidly growing space, and represents a multi $Bn market opportunity.  Biomica develops innovative microbiome-based therapeutics utilizing dedicated computational predictive biology tools.  Biomica's computational tools and unique approach provide a significant differentiation.  First-in-human POC study in cancer slated early 2022.  Focus on high-value clinical programs for the development of therapies for antibiotic resistant bacteria, immuno-oncology and microbiome-related gastrointestinal (GI) disorders.  Experienced management team, board of directors& world-class scientific advisory board.  Summary

 Thank you!                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                            info@biomica.com